Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Three months ended March 31	2007	2006

Ratios excluding interest on deposits:

Net income	$273	$308
Income tax expense	103	143
Less: Undistributed equity earnings	—	12
Fixed charges:
Interest on:
Borrowed funds	71	73
Long-term debt	372	340
One third of rents, net of income from subleases	7	6

Total fixed charges, excluding interest on deposits	450	419

Earnings before taxes and fixed charges, net of undistributed equity earnings	$826	$858

Ratio of earnings to fixed charges	1.84	2.05

Total preferred stock dividend factor (1)	$34	$25

Fixed charges, including the preferred stock dividend factor	$484	$444

Ratio of earnings to combined fixed charges and preferred stock dividends	1.71	1.93

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$450	$419
Add: Interest on deposits	889	649

Total fixed charges, including interest on deposits	$1,339	$1,068

Earnings before taxes and fixed charges, net of undistributed equity earnings	$826	$858
Add: Interest on deposits	889	649

Total	$1,715	$1,507

Ratio of earnings to fixed charges	1.28	1.41

Fixed charges, including the preferred stock dividend factor	$484	$444
Add: Interest on deposits	889	649

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,373	$1,093

Ratio of earnings to combined fixed charges and preferred stock dividends	1.25	1.38

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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